

September 29, 2017

Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116

Re: BlackRock Multi-Sector Opportunities Trust Series I
      SEC File Numbers: 333-220294; 811-23285

Dear Mr. Burdon:

  We have reviewed the registration statement of BlackRock Multi-Sector Opportunities Trust Series I, (the "Fund") filed on August 31, 2017 on Form N-2 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Fund filed the registration statement to register common shares. We have the following comments.


Prospectus


Cover Page

  1. Please abridge the disclosure on the cover page so that it fits on one page, if at all possible. The cover page should contain only a *brief* description of the investment objectives of the Fund and a *brief* description of the securities being offered. Item 1.2 of Form N-2 states that the cover page "may include other information if it does not, by nature, *quantity*, or manner of presentation impede understanding of the required information." (Emphasis added) However, the bullet points on the cover page should be retained. In addition, the Fund should disclose prominently that, at the Termination Date, investors may receive only limited liquidity since up to 40% of the Fund's assets can be transferred to a liquidating trust.

  2. The table on the cover page includes "Estimated Offering Expenses" as a separate line item. Please revise the table to conform to Item 1.g of Form N-2.

Prospectus Summary

The Master Trust, page 1

      3. Please inform the staff when the registration statement of the Master Trust and of Series Trust II will be filed and how many more Series will be added as "feeder funds" to this Master Trust.

Limited Term, page 3

      4. Supplementally inform the staff the purpose behind having the Fund exist for only a term of about six years.

Investment Policies, pages 5-9

      5.   The prospectus disclosure indicates that the Fund may use credit default swaps. If the Fund will *write* credit default swaps, please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

      6. Disclose the types of swaps in addition to credit default swaps the Fund may engage in, such as total return swaps (TRS). If the Fund may engage in total return swaps, this should be disclosed. "ICA").   For section 18 purposes, when a fund engages in TRS, the fund will need to "set aside" an appropriate amount of liquid assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm. In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of section 18 of the ICA. See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the Commission could issue a new rule and/or guidance relating to fund use of derivatives, such as TRS, and leverage, which could impact the manner in which the Fund operates.

Principal Risk Considerations, page 36

      7. Please explain in your response letter why it is appropriate for the Fund to offer shares without imposing limitations such as a minimum initial investment of at least $25,000 and restricting sales to investors that, at a minimum, satisfy the accredited investor standard. We may have additional comments after reviewing your response.

      8. Disclose the names and addresses of the Subsidiaries in the prospectus and whether investors other than the Series of the Trust may purchase shares in the Subsidiaries.

      9. Regarding the Cayman Subsidiary (referred to as the "CFC" in the bullet points below), please ensure the Fund:

- Discloses that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the CFC's investment advisory agreements may be combined.
- Identifies the custodian of the CFC.
- Discloses: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
- Discloses any of the CFC's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Trust that invests in a CFC should reflect aggregate operations of the Fund and the CFC.
- Confirms in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.
- Confirms in correspondence that: (1) the CFC's management fee (including any performance fee) will be included in "Management Fees" and the CFC's expenses will be included in "Other Expenses" in the Fund's prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

10. To the extent that the bullet points in the previous comment might also be relevant to the Delaware Subsidiary, the Fund should provide the appropriate disclosure.

Summary of Fund Expenses, pages 43-45

11. Please confirm in your response letter to the staff that short expenses (*i.e.,* dividends paid on the stocks sold short) are in the fee table.

12. Discuss in your response letter the Fund's method for accounting for Organizational and Offering ("O&O") costs when the Adviser pays the costs on behalf of the Fund and is subject to reimbursement. Include in the response the literature that supports the accounting for O&O costs.

13. If the Fund concludes that it is appropriate to record a liability in excess of the contracted rate based on the aggregate gross proceeds raised to date, confirm the Fund performs an analysis under ASC 450 in determining the accrual for O&O costs. Please note that payments made to the Adviser must be based on the contracted rate of the actual proceeds raised to date.

14. The prospectus states that the Fund can invest in open- or closed-end investment companies, including exchange-traded funds and business development companies. The fee table does not include a line item for Acquired Fund Fees and Expenses ("AFFE"). In the event the AFFE incurred exceeds 0.01% of the average net assets of the Fund, please include these fees and expenses in a separate line in the fee table.

Leverage, page 78

15. Disclose the circumstances which would cause the Fund's Board of Trustees to consider issuing Preferred Shares.

Statement of Additional Information ("SAI")

16. Some investments, techniques, and risks described here are not mentioned in the prospectus. To the extent that the Fund intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, techniques, and risks should be disclosed and discussed in the prospectus.

Investment Objective and Policies - Investment Restrictions, page S-1

17.   Disclosure in this section states that the Fund's concentration policy allows it to invest, without limit, in tax exempt securities of municipal governments. Please revise this disclosure to say that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund's compliance with its concentration policies.

Management of the Trust, pages S-27 – S-30

18. The information about the Trustees and portfolio managers should be furnished by a pre-effective amendment.

General Comments

19. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

20. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

21. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

22. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, before filing the Fund's final pre-effective amendment.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

Sincerely,

/s/ John Grzeskiewicz

John Grzeskiewicz
Senior Counsel